As filed with the Securities and Exchange Commission May 26, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Japan Smaller Capitalization Fund, Inc.
(Name of Subject Company (Issuer))

Japan Smaller Capitalization Fund, Inc.
(Name of Filing Person (Issuer))

  Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

47109U104
(CUSIP Number of Class of Securities)

Neil Daniele
c/o Japan Smaller Capitalization Fund, Inc.
Worldwide Plaza
309 West 49th Street
New York, NY 10019
866-270-7788

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of Communications to:

Nathan J. Greene
Sidley Austin LLP
787 7th Avenue
New York, NY 10019
(212) 839-8673

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1-11.	Not applicable.

Item 12.	Exhibits.

99.1	Press Release issued on May 22, 2026.

Item 12(c).	Filing Fees

   Not applicable.

Item 13.	Information Required by Schedule 13E-3

   Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JAPAN SMALLER CAPITALIZATION FUND, INC.

/s/ Yusuke Andoh
Name: Yusuke Andoh
Title: President and Director of the Fund

Dated: May 26, 2026